N-SAR Exhibit: Sub-item  77Q1(e)
Legg Mason Partners Equity Trust
QS S&P 500 Index Fund

Item 77E : Legal Proceedings
In response to Sub-Items 77E, QS S&P 500 Index Fund, the Registrant incorporates by reference the following:
On June 22, 2011, Legg Mason Partners Fund Advisor, LLC, was served with a summons and complaint in the Supreme
Court of the State of New York (New York County).
Subsequently, the case was removed to Federal Court.
The Plaintiffs are Deutsche Bank Trust Company Americas and two other indenture trustees for Senior Notes of
 Tribune Company. The Plaintiffs are seeking to set aside payments made to Tribune shareholders in 2007 in connection with the Leveraged Buyout of Tribune Co.
by billionaire, Sam Zell. Plaintiffs claim that the payments made to shareholders who tendered their shares were "constructive fraudulent conveyances." In addition to naming Legg Mason Partners Fund Advisor, LLC, the lawsuit pleads a putative class of defendants consisting of all shareholders who tendered shares in connection with the LBO. QS S&P 500 Index Fund (formerly
QS Batterymarch S&P 500 Index Fund and formerly
Legg Mason Batterymarch
 S&P 500 Index Fund) (the "QS Fund") and Legg Mason
 Partners Variable Equity Index Portfolio (the "LMP
 Variable Portfolio") tendered shares.  Bingham McCutchen
 (now part of Morgan Lewis) has been retained to represent
 Legg Mason Partners Fund Advisor, LLC. The District Court has dismissed this action for lack of standing, as the
 Plaintiff in the Fitzsimmons case (described below) has not abandoned its action. However, Plaintiffs appealed that ruling. Oral argument at the Second Circuit was heard on November 5, 2014, and we are awaiting
 a ruling from the Court.
In a parallel action, the Committee of Unsecured Creditors seeks the same relief on behalf of the bankruptcy estate of Tribune Co. This case is generally referred to as the Fitzsimons case (after the first named Defendant).
As of August 31, 2013, the only fund remaining in either
 action is the QS Fund, and only in the Fitzsimons case.
  The LMP Variable Portfolio no longer holds assets, as it was liquidated in May 2009. The QS Fund was eliminated as a Defendant in the Trustees' case when any defendant who tendered less than $100,000 as part of the tender offer was dropped from the case.
In the Fitzsimons case, the Fund's exposure is between
 $50,000 and $100,000, based on the amount of proceeds it received from the tender. An effort to raise the threshold for named Defendants in the Fitzsimons case to the same $100,000 that applied in the Trustees'
action failed, with the result that the Fund remains a Defendant. The Defendants have filed a Motion to Dismiss, which was granted with respect to the constructive fraudulent transfer claim. A petition for rehearing was denied. Plaintiffs filed a cert petition with the Supreme Court during the week of
September 12, 2016.  The opposition is due in late
October 2016. The intentional fraudulent conveyance claim is still active, although a decision on the motion to dismiss is pending.
The Registrant also incorporates by reference
Post-Effective Amendment No. 116 to Form N-1A filed on January 22, 2016 pursuant to Rule 485(b) of the Securities Act of 1933 (Accession No.
0001193125-16-435826).